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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          ____________________________

                         COMMERCE NATIONAL CORPORATION
                                (Name of Issuer)
                          ___________________________

                    Common Stock, par value $0.10 per share
                         (Title of Class of Securities)
                          ___________________________

                                   200670107
                                 (CUSIP Number)
                          ___________________________

                                 Guy D. Colado
                       c/o Commerce National Corporation
                             1201 S. Orlando Avenue
                          Winter Park, Florida  32789
                                 (407) 741-8903
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                          ___________________________

                                  May 21, 1996
            (Date of Event which Requires Filing of this Statement)
                          ___________________________


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

   Check the following box if a fee is being paid with the statement: [ x ].



                        (Continued on following page(s))

                               Page 1 of 5 Pages
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| CUSIP No. 200670107 |                 13D                     | Page 2 of 5 |
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- -------------------------------------------------------------------------------
(1)  Names of Reporting Person; S.S. or I.R.S. Identification Nos. of Above
     Persons
                          Guy D. Colado
                          S.S. No. ###-##-####

- -------------------------------------------------------------------------------
(2)  Check the appropriate box if a Member of a Group (See
 instructions)                                                       (a) [N/A]
                                                                     (b) [N/A]
- ------------------------------------------------------------------------------
(3)  SEC Use Only

- ------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                  PF
- ------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant
 to Items 2(d) or 2(e)                                                   [   ]
- ------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                       U.S.A.

- -------------------------------------------------------------------------------
Number of Shares        (7)  Sole Voting Power                         35,025
Beneficially            (8)  Shared Voting Power                        1,400
Owned by Each           (9)  Sole Dispositive Power                    35,025
Reporting Person        (10)  Shared Dispositive Power                  1,400
With
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person
                       36,425
- -------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
 Shares  (See Instructions)                                            [     ]
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                        6.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

                         IN

- -------------------------------------------------------------------------------
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| CUSIP No. 200670107 |                  13D                    | Page 3 of 5 |
+---------------------+                                         +-------------+

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, par value $0.10 per share ("Common Stock"), of Commerce National Corporation, a Florida corporation ("CNC"). The principal executive offices of CNC are located at 1201 S. Orlando Avenue, Winter Park, Florida 32789.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by Guy D. Colado ("Colado"). Colado is presently employed as President of CNC at CNC's principal executive offices located at 1201 S. Orlando Avenue, Winter Park, Florida 32789. Colado is a citizen of the United States of America.

     During the five years immediately prior to the date of this Schedule, Colado (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the exercise of 25,000 in stock options which were granted to Colado pursuant to that certain Amended and Restated Commerce National Corporation Stock Option Agreement dated as of April 24, 1986 (the "Agreement"), which exercise occurred on April 22, 1996; the exercise of 4,521 available stock options under the Amended and Restated 1986 Commerce National Corporation Employees' Stock Option Plan (the "Plan"), which exercise occurred on April 22, 1986; and the exercise of 5,479 available stock options under the Plan, which exercise occurred on May 21, 1996 (the "Exercise Date"), Colado was issued 35,000 shares of the common stock of CNC at an exercise price of $10.00 per share, $350,000 in the aggregate.

     The payment of the exercise price of the 35,000 shares by Colado was paid from personal funds of Colado.
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| CUSIP No. 200670107 |                 13D                     | Page 4 of 5 |
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ITEM 4. PURPOSE OF TRANSACTION.

     The summary description of the exercise of stock options under the Agreement and the Plan contained in Item 3 hereof is incorporated by reference in this Item 4.

     Colado has no plans or proposals which would relate to or result in any of the transactions or events described in Item 4 of Schedule 13D as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Colado has sole voting and dispositive power over the 35,025 shares of CNC Common Stock issued by CNC to Colado on the Exercise Date. Colado has shared voting and dispositive power over the 1,400 shares of Common Stock which he held jointly with his wife prior to the Exercise Date. Such 35,425 shares of Common Stock represent approximately 6.1% of the total outstanding shares of Common Stock of CNC. Accordingly, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission, Colado is the beneficial owner of such 35,425 shares of Common Stock.

     Except as described in Item 3 of this Schedule, Colado has not effected any transaction in shares of Common Stock of CNC during the 60 days preceding the date of this Schedule.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

     Except as described in Items 3, 4 and 5 of this Schedule, Colado is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of CNC, including but not limited to transfer of voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.
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| CUSIP No. 200670107 |               13D                       | Page 5 of 5 |
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                                   SIGNATURE


     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                 May 31, 1996



                                 /s/ Guy D. Colado
                                 ------------------------------
                                 Guy D. Colado